June 25, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 8-K filed February 2, 2010

Form 8-K filed April 21, 2010

File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated May 28, 2010 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letter dated April 1, 2010 (the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010 (the “Form 10-Q”) and Forms 8-K filed February 2, 2010 and April 21, 2010 (each a “Form 8-K,” and together with the Form 10-K and the Form 10-Q, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosures in the Reviewed Documents. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission.

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1.	Comment: We note your response to prior comment 1. Please clarify why you were unable to determine the magnitude of the impact of certain items. Specifically, we note your statement in your conference call on February 2, 2010 discussing your fourth quarter and full year results that 2010 is expected to include a $20 million charge related to the costs attributable to the new CARD Act and $15 million expense associated with your international coalition development effort including Brazil. Furthermore, we note that most of the requirements of the CARD Act became effective in February 2010. Explain why you believe these outcomes would not have a material effect on your results of operations or why you are unable to make this determination.

Response: We have implemented the requirements of the CARD Act through February 2010, none of which have had a material impact on our results of operations. We are still currently analyzing the impact of the regulations issued on June 15, 2010 regarding late fees. At this time, we are unable to determine the magnitude of the impact, if any, that the implementation of new requirements regarding late fees will have on our liquidity, capital resources and/or results of operations. At the time we can make that determination, we will make the appropriate disclosures. With respect to the expected $20 million charge attributable to the CARD Act, these costs relate to various operating expenses, including costs associated with change in terms, staffing at the call centers to handle additional call volume and increased credit bureau costs, among others. We do not believe this additional $20 million in operating costs, which are expected to be incurred over the twelve month period during 2010, will be material to the Private Label Services and Credit segment’s or the Company’s operating costs.

The expected $15 million “spend” on our international coalition development relates to a combination of both potential expenses, which to date have not been significant, and investments in foreign subsidiaries. Where we incur significant expenses in our international coalition development, we will disclose such amounts in our results of operations and where we make significant cash investments in international subsidiaries, we will make the appropriate disclosures in the “Liquidity and Capital Resources” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”).

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

2.	Comment: We note your response to prior comment 1. With respect to AIR MILES reward miles issued and redeemed, you indicate that there is not necessarily a correlation between the reward miles issued and the reward miles redeemed. Please further explain. In this regard, we note that although revenue recognition is dependent on the timing and amount of reward miles redeemed, the pool of reward miles subject to redemption (i.e. unredeemed reward miles) would appear to be impacted by a change in the number or rate of reward miles issued. Consider clarifying the relationship between trends in reward miles issued and reward miles redeemed in your periodic reports. You may consider whether changes in the accumulated unredeemed reward miles as of the end of each period or changes in breakage trends would facilitate your explanation. In addition, tell us what consideration you gave to including an analysis and discussion of the change in the number of reward miles issued and redeemed for all periods presented within your results of operations disclosure.

Response: Our prior response to comment 1 was focused on the impact to the current period results of operations. As AIR MILES reward miles are issued, revenue is deferred, and therefore may not impact our results of operations in the current period. The number of AIR MILES reward miles redeemed impacts the results of operations in the current period because redemption revenue is recognized when AIR MILES reward miles are redeemed, the timing of which can vary from issuance. We do evaluate long-term trends in our issuance and redemption rates to ensure the appropriateness of our breakage estimates. Although, we have not included changes in the accumulated unredeemed reward miles as of the end of each period, we do disclose the actual number of AIR MILES reward miles issued and redeemed in our Results of Operations starting on page 38 of the Form 10-K, as well as a “rollforward” of our deferred revenue balances in the “Deferred Revenue” footnote of the Form 10-K.

To the extent AIR MILES reward miles issued and AIR MILES reward miles redeemed significantly impact our results of operations, we have previously made reference to this impact and will continue to do so in future filings. For example, in the Form 10-K, we made the following disclosure:

“These declines were offset by increases in redemption revenue attributable to a 6.6% increase in AIR MILES reward miles redeemed and issuance revenue of 10.4% attributable to strong AIR MILES reward miles issuances in prior years.”

Results of Operations, page 38

3.	Comment: We note your response to prior comment 4. As previously requested, tell us what consideration you gave to discussing the material changes in each of the line items on the consolidated financial statements within results of operations. As part of your response, also tell us what consideration you gave to explaining the significant changes in transaction revenues, costs of operations, and general and administrative expenses on a consolidated basis in your Form 10-Q for the three months ended March 31, 2010. See Instruction 4 to Item 303 of Regulation S-K.

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

Response: We believe that a discussion of transaction revenues and cost of operations was included in our discussion of revenues and adjusted EBITDA by segment and general and administrative expenses were reflected in our discussion of adjusted EBITDA of the corporate segment. We believe that a discussion of these significant changes within each segment provides for a better understanding of the business as a whole. However, in future filings, we will expand our MD&A to include a discussion of significant changes for each line item in our consolidated statements of income with supplemental segment data as follows:

Consolidated information:

Revenue

•	Transaction

•	Redemption

•	Securitization income

•	Finance charges, net

•	Database marketing fees and direct marketing

•	Other revenue

Cost of operations

General and administrative

Provision for loan loss

Depreciation and other amortization

Amortization of purchased intangibles

Interest expense

•	Securitization funding costs

•	Interest expense on certificates of deposit

•	Interest expense on long term and other debt, net

Merger and other costs

Taxes

Loss from discontinued operations

Segment Information:

Revenue

•	Loyalty One

•	Epsilon

•	Private Label Services and Credit

•	Corporate and Other

Adjusted EBITDA

•	Loyalty One

•	Epsilon

•	Private Label Credit and Services

•	Corporate and Other

4.	Comment: We note your response to prior comment 4 that breakage is a component of redemption revenue and that you have consistently disclosed the redemption and service components of deferred revenue. As previously requested, tell us what consideration you gave to disclosing separately the amount of revenue recognized related to the breakage component of redemption revenue within your revenue analysis and discussion in your MD&A.

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

Response: The change in breakage revenue, in Canadian dollars, for the three months ended March 31, 2010 and the year ended December 31, 2009 as compared to their respective prior periods was not material, representing less than 0.5% of the change in the Loyalty Services’ segment revenue. To the extent that the change in breakage revenue is a significant component of the change in revenue, we will disclose it separately in future filings.

5.	Comment: You indicate in response to prior comment 5 that there have been no significant changes to the prices you charge your sponsors over the past three years. Please reconcile this to the statement in your Form 8-K filed April 21, 2010 indicating that there had been a declining trend in cash received per mile during the economic recession.

Response: There have been no significant changes in the prices that we charge our sponsors. However, the prices that we charge each individual sponsor vary. With the economic recession, we have seen a change in the sponsor mix related to the number of AIR MILES reward miles issued, which resulted in a decline in cash received per AIR MILES reward mile.

6.	Comment: Tell us what consideration you gave to clarifying the nature of the sources of revenue identified as contributing to the material changes in revenue. For example, in your response to prior comment 7, you appear to indicate that “issuance revenue” relates to the service element associated with the AIR MILES reward miles. You may also consider clarifying the nature of “commission revenue” and “investment revenue” generated from your Loyalty Services segment.

Response: Both “investment revenue” and “commission revenue” are included in other revenue in our consolidated financial statements. To the extent that there are significant changes in individual components of revenue, we will include additional disclosures to clarify where the amounts are included in our consolidated financial statements. Additionally, we believe our proposed changes to the captions in our MD&A as discussed in our response to Comment 3 above will enhance clarity.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Unaudited Condensed Consolidated Statement of Income, page 4

7.	Comment: Explain why you have not presented an amount for the provision for loan losses for 2009. In this regard, we note that you did have credit card receivable balances classified as held-for-investment as of December 31, 2009. Tell us how you considered disclosing the activity in the total allowance for doubtful accounts or loan losses. See ASC 310-10-50-12. In addition, consider separately disclosing your policies and methodologies for estimating an allowance for doubtful accounts for credit card receivables. See ASC 310-10-50-9.

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

Response: Prior to the adoption of ASC 860 “Transfers and Servicing” and ASC 810 “Consolidation,” the provision for those credit card receivables was netted in securitization income and finance fees, net. We made the following disclosure in our MD&A of our Form 10-K under the caption, “Accounting Treatment for Off-Balance Sheet Securitizations”:

“After adoption, our results of operations will no longer reflect securitization income, but will instead report interest income, and certain other income associated with all securitized credit card receivables. Net charge-offs associated with credit card receivables will be reflected in our cost of operations.”

The provision amount for the year ended December 31, 2009 was $52.3 million and the related activity in the allowance for doubtful accounts is detailed in the Form 10-K in Schedule II. In future filings in our “Credit Card Receivable” footnote we will disclose the prior period provision for loan losses, as well as where the amount is classified in our consolidated statements of income.

We will also include in future filings a “roll forward” of the allowance for credit losses, which will detail the activity in the total allowance for doubtful accounts for credit card receivables.

Upon the adoption of ASC 860 “Transfers and Servicing” and ASC 810 “Consolidation”, we disclosed in our “Critical Accounting Policies and Estimates” in the Form 10-Q the determination for estimating an allowance for doubtful accounts for credit card receivables as follows:

“Additionally, with the consolidation of World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust, World Financial Network Credit Card Master Note Trust II and World Financial Network Credit Card Master Trust III, or collectively, the WFN Trusts, and the World Financial Capital Credit Card Master Note Trust, or the WFC Trust, the estimate for the allowance for loan loss has become a critical accounting estimate. The provision for loan loss represents management’s estimate of probable net loan losses inherent in the credit card portfolio. Management evaluates the allowance monthly for adequacy. The allowance is maintained through an adjustment to the provision for loan loss. In estimating losses inherent in the credit card portfolio, we use an approach that utilizes a migration analysis of delinquent and current credit card receivables. A migration analysis is a technique used to estimate the likelihood that a credit card receivable will progress through the various stages of delinquency and to charge-off. The migration analysis considers uncollectible principal, interest and fees reflected in credit card receivables. In determining the proper level of the allowance for loan loss, management also considers factors that may impact loan loss experience, including seasoning, loan volume and amounts, payment rates and forecasting uncertainties.”

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

We expect to include this disclosure in our “Significant Accounting Policies” in our Form 10-K for the fiscal year ended December 31, 2010. In future interim filings we will include the disclosure in our “Credit Card Receivables” footnote.

Form 8-K filed February 2, 2010

Exhibit 99.1

8.	Comment: We note your response to prior comment 13. You indicate that you used an effective tax rate of approximately 38% applied to the adjustments in computing cash earnings. Please provide us with the calculation of income tax effect adjustment for the three months ended December 31, 2009. In this regard, we note that the income tax effect appears to represent 25% of the total reconciling items. Also, your revised disclosure in your Form 8-K filed April 21, 2010 seems to indicate this adjustment represents income taxes that have been adjusted for the tax effect of the non-GAAP measurement adjustments. It would appear that this adjustment should only be the tax effect of the non-GAAP measurement adjustments, since the GAAP measure from which you are reconciling already includes income tax expense. Please clarify.

Response: Upon further review, the adjustment for the three months ended December 31, 2009 was determined based on the calculation for the twelve months ended December 31, 2009 calculation, for which the effective tax rate was as adjusted for the Charming Shoppes gain, less the amount reported for the nine months ended September 30, 2009. The calculation for the three months ended March 31, 2010 was based on the effective tax rate of 38%. The calculations are detailed as follows:

	12/31/2009	3/31/2010
	(in millions)
Stock compensation expense	53.6	10.6
Amortization of purchased intangibles	63.1	17.8
Non-cash interest	61.8	18.5
Merger and other costs	3.5	—
Less foreign stock compensation - non deductible	(12.6)	(2.2)

	169.4	44.7

Effective tax rate	36%	38%
Tax effect of adjustments	(61.0)	(17.0)

Nine months ended September 30, 2009	(49.3)
Three months ended December 31, 2009	(11.7)

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 25, 2010

We will clarify our disclosure in future filings as follows:

“Represents the tax effect for the related non-GAAP measure adjustments (tax deductible stock compensation expense, amortization of purchased intangibles, non-cash interest expense, merger and other costs) using the Company’s effective tax rate of [38]%.”

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (972) 348-5105.

Sincerely,

/s/ Edward J. Heffernan

Edward J. Heffernan,
President and Chief Executive Officer

Copies:

Alan M. Utay

Executive Vice President and General Counsel

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, TX 75252

Charles L. Horn

Executive Vice President and Chief Financial Officer

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, TX 75252

Joseph L. Motes III

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, TX 75201